UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

PlainsCapital Corporation

(Name of Issuer)

Original Common Stock, par value $0.001 per share

(Title of Class of Securities)

Not Applicable

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13G	13G	Page 2 of 11 Pages

(1)	Name of reporting person Alan B. White
(2)	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 2,790,312 (1) (3)
(6) Shared voting power 11,802 (2)
(7) Sole dispositive power 315,475 (1)
(8) Shared dispositive power 2,400,924 (2) (3)
(9)	Aggregate amount beneficially owned by each reporting person 2,802,114 (1) (2) (3)
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 8.2% (4)
(12)	Type of reporting person IN, HC

(1)	Includes: (i) 20,160 shares of Original Common Stock issuable upon exercise of stock options held by the reporting person; (ii) 122,286 shares of Original Common Stock held in a self-directed individual retirement account; (iii) 30,678 shares of Original Common Stock held by Double E Investments, a Texas general partnership; (iv) 16,602 shares of Original Common Stock held by EAW White Family Partnership, Ltd., a Texas limited partnership; (v) 10,368 shares of Original Common Stock held by Maedgen, White and Maedgen, a Texas general partnership; and (vi) 44,721 shares of Original Common Stock allocated to the account of the reporting person pursuant to the Plains Capital Corporation Employee Stock Ownership Plan.
(2)	Includes 6,375 shares of Original Common Stock held by the reporting person’s spouse and 5,427 shares of Original Common Stock allocated to the account of the reporting person’s spouse pursuant to the Plains Capital Corporation Employee Stock Ownership Plan.
(3)	Includes 2,389,122 shares of Original Common Stock held by Maedgen & White, Ltd.
(4)	Based upon 34,179,517 shares of Original Common Stock issued and outstanding as of November 1, 2011.

CUSIP No.	13G	Page 3 of 11 Pages

(1)	Name of reporting person Maedgen & White, Ltd.
(2)	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 2,389,122
(6) Shared voting power 0
(7) Sole dispositive power 2,389,122
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 2,389,122
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 7.0%*
(12)	Type of reporting person PN

*	Based upon 34,179,517 shares of Original Common Stock issued and outstanding as of November 1, 2011.

CUSIP No.	13G	Page 4 of 11 Pages

(1)	Name of reporting person Charles Eric Maedgen Exempt Estate Trust
(2)	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 0
(7) Sole dispositive power 0
(8) Shared dispositive power 2,389,122 (1)
(9)	Aggregate amount beneficially owned by each reporting person 2,389,122 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 7.0% (2)
(12)	Type of reporting person OO

(1)	Comprised of 2,389,122 shares of Original Common Stock held by Maedgen & White, Ltd.
(2)	Based upon 34,179,517 shares of Original Common Stock issued and outstanding as of November 1, 2011.

CUSIP No.	13G	Page 5 of 11 Pages

(1)	Name of reporting person Elizabeth M. White
(2)	Check the appropriate box if a member of a group (a) : ☐ (b) : ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 165,694 (1)
(6) Shared voting power 0
(7) Sole dispositive power 165,694 (1)
(8) Shared dispositive power 2,389,122 (2)
(9)	Aggregate amount beneficially owned by each reporting person 2,554,816 (1) (2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row (9) 7.5% (3)
(12)	Type of reporting person IN

(1)	Includes 119,955 shares of Original Common Stock held in a self-directed individual retirement account and 32,989 shares of Original Common Stock allocated to the account of the reporting person pursuant to the Plains Capital Corporation Employee Stock Ownership Plan.
(2)	Includes 2,389,122 shares of Original Common Stock held by Maedgen & White, Ltd.
(3)	Based upon 34,179,517 shares of Original Common Stock issued and outstanding as of November 1, 2011.

Item 1(a).	Name of Issuer:

PlainsCapital Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2323 Victory Avenue
Suite 1400
Dallas, Texas 75219

Item 2(a).	Name of Person Filing:

Alan B. White
Maedgen & White, Ltd.
Charles Eric Maedgen Exempt Estate Trust
Elizabeth M. White

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Each of Alan B. White, Maedgen & White, Ltd. and the Charles Eric Maedgen Exempt Estate Trust has his or its principal place of business office located at the following address:

c/o PlainsCapital Corporation
2323 Victory Avenue
Suite 1400
Dallas, Texas 75219

Elizabeth M. White resides at the following address:

4613 9th Street
Lubbock, Texas 79416

Item 2(c).	Citizenship:

Alan B. White	United States of America
Maedgen & White, Ltd.	Texas
Charles Eric Maedgen Exempt Estate Trust	Texas
Elizabeth M. White	United States of America

Item 2(d).	Title of Class of Securities:

Original Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

Not Applicable.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

Page 6 of 11 Pages

(b)	☐Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership:

Certain of the securities reported herein (the “Securities”) are held by Double E Investments, a Texas general partnership (“Double E”), Maedgen, White and Maedgen, a Texas general partnership (“MW&M”), EAW White Family Partnership, Ltd., a Texas limited partnership (“EAW”), and Maedgen & White, Ltd., a Texas limited partnership (“M&W”).

As the manager of Double E, the managing partner of MW&M and the sole member of the general partner of EAW, Mr. White has exclusive authority to vote and/or dispose of the Securities held by Double E, MW&M and EAW, respectively. Mr. White may, therefore, be deemed to have sole voting and dispositive power over the Securities held by Double E, MW&M and EAW.

Mr. White is the sole general partner of M&W and may be deemed to beneficially own the Securities held by M&W. As the sole general partner of M&W, Mr. White has the power to vote the Securities held by M&W. The Agreement of Limited Partnership of M&W requires the approval of 80% of the limited partnership interests in M&W before its general partner may dispose of the Securities held by M&W. Mr. White, directly and indirectly, controls approximately 77% of the limited partnership interests of M&W and therefore may be deemed to share dispositive power over the shares held by M&W.

Elizabeth M. White, the former spouse of Mr. White, and the Charles Eric Maedgen Exempt Estate Trust (the “Trust”) are limited partners of M&W. Ms. White and the Trust hold approximately 24% and 40% of the limited partnership interests in M&W, respectively. Because the approval of 80% of the limited partnership interests in M&W is required before the Securities held by M&W may be sold, each of Ms. White and the Trust has the power to prevent the sale of the Securities held by M&W and therefore may be deemed to share dispositive power over the Securities held by M&W. Ms. White and the Trust disclaim beneficial ownership within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), with respect to the Securities held by M&W.

Page 7 of 11 Pages

In addition, Mr. White may be deemed to beneficially own 150,000 restricted shares of Original Common Stock granted to him on December 17, 2008. These shares vested or will vest in equal installments, rounded down to the nearest whole number to avoid the issuance of fractional shares, over a seven-year period, beginning with the first anniversary of the date of grant, December 17, 2009, and continuing each 17th day of December until December 17, 2015. Pursuant to the terms of Mr. White’s restricted stock award agreement, he has the right to vote such shares but may only dispose of such shares to the extent they have vested.

Alan B. White, M&W, the Trust, Elizabeth M. White and the partners of M&W believe that they are not a “group” within the meaning of Rule 13d-5 promulgated under the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Act or any other purpose, the beneficial owner of any Securities covered by this statement.

(a)	Amount beneficially owned:

See Item 9 of each of the cover pages with respect to each reporting person.

(b)	Percent of class:

See Item 11 of each of the cover pages with respect to each reporting person.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

    See Item 5 of each of the cover pages with respect to each reporting person.

(ii) Shared power to vote or to direct the vote:

      See Item 6 of each of the cover pages with respect to each reporting person.

(iii) Sole power to dispose or to direct the disposition of:

      See Item 7 of each of the cover pages with respect to each reporting person.

(iv) Shared power to dispose or to direct the disposition of:

      See Item 8 of each of the cover pages with respect to each reporting person.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Page 8 of 11 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The spouse of Mr. White has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Securities held by her directly or through the Plains Capital Corporation Employee Stock Ownership Plan.

The general partner of EAW has the power to direct the receipt of dividends from, or the proceeds from the sale of, any Securities held by EAW.

Each of Double E, EAW and MW&M has the power to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Securities held by such entity.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

See Exhibit 99.B incorporated by reference herein.

Item 8.	Identification and Classification of Members of the Group:

The reporting persons may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certifications:

Not Applicable.

Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALAN B. WHITE

Date: February 6, 2012	/s/ Alan B. White

MAEDGEN & WHITE, LTD.

Date: February 6, 2012	By:	/s/ Alan B. White
	Name:	Alan B. White
	Title:	General Partner

CHARLES ERIC MAEDGEN EXEMPT ESTATE TRUST

Date: February 6, 2012	By:	/s/ Alan B. White
	Name:	Alan B. White
	Title:	Trustee

ELIZABETH M. WHITE

Date: February 8, 2012	/s/ Elizabeth M. White

Exhibit Index

Exhibit 99.A	Joint Filing Agreement, dated as of February 16, 2010 between the reporting persons (incorporated by reference to Exhibit 99.A to the Schedule 13G filed February 16, 2010 by the Reporting Persons with the Securities and Exchange Commission).

Exhibit 99.B	Identification of Subsidiaries (filed herewith).